UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sequans Communications S.A.
(Name of Issuer)

Ordinary shares, nominal value €0.02
(Title of Class of Securities)

817323108 (American Depositary Shares, each representing four ordinary shares)
(CUSIP Number)

Edward E. Murphy c/o North Sound Management, Inc. 115 East Putnam Avenue Greenwich, CT 06830 (203) 340-8306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act (however, see the Notes).

CUSIP No. 817323108	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON North Sound Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,130,921 ADSs representing 8,523,684 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,130,921 ADSs representing 8,523,684 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,130,921 ADSs representing 8,523,684 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 817323108	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON North Sound Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,130,921 ADSs representing 8,523,684 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,130,921 ADSs representing 8,523,684 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,130,921 ADSs representing 8,523,684 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 817323108	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON Brian Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,130,921 ADSs representing 8,523,684 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,130,921 ADSs representing 8,523,684 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,130,921 ADSs representing 8,523,684 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 817323108	SCHEDULE 13D	Page 5 of 7

This Amendment No. 1 to Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, nominal value €0.02 per share, (“Ordinary Shares”) of Sequans Communications S.A., a société anonyme incorporated in France (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company’s principal executive offices are located at 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France.  The Ordinary Shares are represented by American Depositary Shares, each American Depositary Share representing four Ordinary Shares (the “ADSs”).

This Amendment No. 1 amends and restates Items 3, 5 and 7 as follows:

Item 3.  Source or Amount of Funds or Other Consideration.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 2,130,921 ADSs, which were acquired for aggregate consideration of approximately $13,740,000. The source of the purchase price for the ADSs was capital contributions from Mr. Miller. No borrowed funds were used to purchase the ADSs.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of ADSs reported as owned by each Reporting Person is based on a total of 115,201,652 Ordinary Shares (equivalent to 28,800,413 ADSs) as reported by the Company in the prospectus filed with the Securities and Exchange Commission ("SEC") on May 13, 2020. Each ADS represents four Ordinary Shares.

Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 2,130,921 ADSs, constituting approximately 7.4% of the outstanding Ordinary Shares.

CUSIP No. 817323108	SCHEDULE 13D	Page 6 of 7

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(a)          By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the ADSs beneficially owned by the Reporting Persons.

(b)          Except as otherwise set forth below, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 2(a), none of the persons named in response to Item 2(a) has effected any transactions in the ADSs during the past 60 days:

Date	Number of ADSs Purchased	Price per ADS ($)
3/13/2020	35,691	3.93
3/16/2020	59,357	3.83
3/17/2020	97,354	3.98
3/18/2020	1,193	4.02
3/23/2020	44,982	4.16
3/24/2020	49,239	4.51
3/25/2020	102,361	5.05
3/25/2020	28,485	5.01
3/26/2020	4,933	5.80
3/31/2020	2,000	6.05
4/1/2020	2,000	5.39
4/20/2020	1,800	5.86
5/8/2020	45,121	5.56
5/12/2020	250,000	5.25

(c)          No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADSs  owned by the Reporting Persons.

(d)          Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of March 19, 2020, among North Sound Trading LP, North Sound Management, Inc., and Brian Miller (Previously filed).

CUSIP No. 817323108	SCHEDULE 13D	Page 7 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2020

NORTH SOUND TRADING, LP

By: North Sound Management, Inc., its
general partner

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

NORTH SOUND MANAGEMENT, INC.

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

/s/ Brian Miller
Brian Miller